FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2     Date of Material Change

March 13, 2008

Item 3     News Release

The press release attached as Schedule A was released over Canada NewsWire on March 13, 2008.

Item 4     Summary of Material Change

Gammon Gold Inc. (TSX: GAM / AMEX: GRS) said Thursday that the Company has been named as a defendant in a statement of claim. The plaintiff is seeking, among other things, an order certifying the action as a class proceeding and $80 million in damages. The statement of claim has not yet been served on the Company.

Item 5     Full Description of Material Change

GAMMON GOLD DENIES ALLEGATIONS IN CLASS ACTION CLAIM AND RECEIVES POSITIVE REPORT FROM INDEPENDENT FIRM

Gammon Gold Inc. (TSX: GAM / AMEX: GRS) said Thursday that the Company has been named as a defendant in a statement of claim. The plaintiff is seeking, among other things, an order certifying the action as a class proceeding and $80 million in damages. The statement of claim has not yet been served on the Company.

The plaintiff alleges that the Company's 2007 prospectus contained misstatements with respect to production run rates and the adequacy of the Company's internal controls. The plaintiff also alleges inappropriate option granting.

Gammon Gold considers the allegations in the statement of claim to be without merit and intends to vigorously defend itself. The Company believes that it acted with appropriate care, diligence and skill at all times.

"The claim relating to the production run rates is a copycat claim, on a class action basis, of a claim filed in New York courts last year," said Rene Marion, CEO of Gammon Gold. "The Company has brought a motion asking the court to dismiss that claim as groundless and lacking merit and is awaiting a hearing on that issue. The Company denies the plaintiff's allegations that it misled investors with respect to production run rates and considers the allegations in this claim to be without merit and intends to vigorously defend its position."

Last year, the plaintiff's counsel wrote to the Company about potential concerns with stock options granted between 2001 and 2007. McInnes Cooper, a leading Nova Scotia law firm, was retained to steward an independent investigation into the Company's options granting process and independent consultants were retained to assist in the investigation.

Following the investigation, McInnes Cooper reported to the Board that, with respect to the options granted by the Board between April 25, 2001 and September 7, 2007, "there have been no violations of the Plan, or of the rules of the TSX or applicable securities laws, in the granting, pricing or reporting by Gammon of the options granted pursuant to the Plan. Accordingly, no past or present directors, officers or other employees of Gammon could have profited from any improper exercise of options." At the time of this press release, the McInnes Cooper report had not been made available to the plaintiff's counsel

Gammon Gold remains focused on meeting its short term deliverables provided in the March 11, 2008 press release for the end of Q1.

About Gammon Gold Inc.

Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The Company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Rene Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the effects of management changes, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Item 6     Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9     Date of Report

March 13, 2008